

May 26, 2011

Mr. C. Randall Sims
Chief Executive Officer
Home Bancshares, Inc.
719 Harkrider, Suite 100
Conway, Arkansas 72032

Re: Home Bancshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 5, 2010
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 10, 2011
Form 10-Q for Fiscal Quarter Ended March 31, 2011
Filed May 6, 2011
File No. 000-51904

Dear Mr. Sims:

        We have reviewed your response to our letter dated February 28, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Allowance for Loan Losses, page 72

1. We note your response to comment 10 from our letter dated July 29, 2010 and the revised disclosures provided on page 62 of your Form 10-Q for the period ended September 30, 2010 and page 73 of your Form 10-K for the period ended December 31, 2010. Specifically, please tell us in further detail and revise your future filings to clarify what would constitute an existing appraisal being outdated in addition to how you determine that significant market changes have occurred as either of these would require a new

appraisal. Additionally, please tell us and revise your future filings to disclose the following:

- The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;
- In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;
- Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable; and
- How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc).

Charge-offs and Recoveries, page 73

2. We note your disclosure revisions and response as a result of comments five, six, and seven of our letter dated February 28, 2011. We also note that you have not completely responded to our original comments. Specifically as it relates to your Arkansas relationship that resulted in a $23 million charge-off during the fourth quarter of 2010, please provide for us a detailed response for each current or previous loan to this borrower and/or relationship and providing the following:

- The relevant origination information (amount, type of loan, date originated, collateral support, borrower guarantees, etc.) for all of the 21 loans outstanding at the time the Individual Borrower became a related party;
- Subsequent performance each of these loans (i.e. payment activity, loan-to-value statistics, etc.) and the procedures you performed to monitor each of these loans on a quarterly basis;
- Whether there were any previous extensions of credit or modifications of original terms to any current or prior loans, as applicable. If so, please provide us with a detail of these loans and related terms, the underlying reasons for the extensions or modifications, past and current payment/performance history, in addition to any other information deemed necessary;
- The procedures you performed to monitor this borrower and relationship to ensure that they would be able to repay all amounts due. In this regard and noting that the Individual Borrower was previously a related party, please provide us with additional background information related to this Individual Borrower during the prior two

fiscal years ended December 31, 2010 that culminated in your decision in the fourth quarter of 2010 to record a $23 million charge-off of related to this borrower; and

- We note that in the fourth quarter of 2010, you obtained reappraisals of collateral supporting the real estate loans to this borrower. Please provide us with a timeline of all previous appraisals obtained, the resulting valuations, and any other information necessary for a complete understanding.

Please ensure that your response will allow for a complete understanding of the totality of the current and previous loans to this borrower and relationship and will provide a time line of events that led to your decision to record $23 million in charge-offs during the fourth quarter of 2010 as opposed to a previous period.

3. We also note from your response to comments five, six, and seven from our letter dated February 28, 2011 that during December 2010 management was advised by counsel of a substantial change in circumstances regarding the collectability of pledged receivables of which you were previously unaware of that undermined the Individual Borrower's position with respect to his entitlement to the requested fees. Other than your initial review of the Settlement Receivables schedule provided by this borrower at the time the loan was made and subsequent monthly discussions had with this borrower regarding the status of these cases, please tell us and explain in further detail if you performed any other procedures (i.e. legal opinion(s) by your outside counsel) to corroborate and substantiate the likelihood of these collections.

Non-GAAP Financial Measurements, page 85

4. We note you present Diluted Cash Earnings Per Share as a non-GAAP measure. Please tell us how this measure complies with Question 102.05 of the SEC's Compliance & Disclosure Interpretations (C&DI's) and Accounting Series Release No. 142 as it appears to be a non-GAAP liquidity measure presented on a per share basis. Please remove this non-GAAP measure in all future filings or tell us why you believe it is not prohibited.

5. As a related matter and to the extent you can support these Non-GAAP measures, please revise future filings to use a different title to more accurately describe Diluted Cash Earnings Per Share, Cash Return on Average Assets, and Cash Return on Average Tangible Equity. While these measures exclude intangible amortization, they include certain non-cash items that impact net income (provision for loan loss, depreciation, amortization of mortgage servicing rights, etc.).

Note 2. Business Acquisitions, page 105

6. We note that during 2010 you participated in five FDIC assisted transactions. We also note disclosure on page 70 that all covered loans acquired in these transactions were deemed to be covered impaired loans. In order to further understand, please tell us and revise your footnotes in future filings to provide an expanded discussion of how you

applied ASC 310-30 to all of the loans acquired in each of your acquisitions in addition to addressing the following:

- Separately identify your credit impaired purchased loans that were subject to ASC 310-30 from your non-credit impaired purchased loans that were not subject to ASC 310-30.
- We note disclosure on page 102 that the acquired loans were grouped into pools based on common risk characteristics. Please tell us the specific loan characteristics you identified which allowed you to segregate the acquired loans into pools for accretion and impairment testing purposes. Tell us how many pools you created and the basis for segregation. Identify whether performing and nonperforming loans were separately segregated.
- Tell us the amount of loans that were performing versus nonperforming as of the acquisition date for each loan category.
- Please tell us the specific information you reviewed in order to determine that you would not be able to collect all contractually required payments pursuant to ASC 310-30-05.
- Discuss and quantify the impact of purchase price adjustments made in subsequent periods to the extent they are material as we note on page 106 that fair value estimates are subject to change for up to one year after the closing date of the acquisition as additional information relative to closing date fair values become available.

Note 4. Loans Receivable Not Covered by Loss Share and Allowance for Loan Losses, page 123

7. We note your table detailing the activity in the allowance for possible loan losses by loan type on page 123. Due to the different credit risks and underlying collateral for your commercial real estate non-farm/non-residential as compared to your construction/land development loan portfolios, please revise this table in future filings to separately disclose these two classes of financing receivables within this table. Please provide us with your proposed disclosure as of March 31, 2011 and December 31, 2010.

8. As a related matter, please also revise the table on page 123 in future filings to disclose both the balance of your allowance for possible loan losses and your recorded investment in financing receivables by impairment method (e.g. collectively evaluated, individually evaluated, acquired with deteriorated credit quality) for each loan portfolio segment. Refer to ASC 310-10-50-11B(g) and (h) and the example disclosure in ASC 310-10-55-7 for guidance.

9. Please revise your aging analysis for your non-covered loan portfolio on page 124 in future filings to further breakout the amounts included in the 30-89 days past due bucket into loans past due 30-59 days and loans past due 60-89 days. Please refer to 310-10-55-9.

10. We note your disclosures on page 124 that as of December 31, 2010 and 2009 you had $57.3 million and $35.2 million, respectively, in restructured non-covered loans. We also note that most of these credits are where borrowers have continued to pay as agreed but negotiated a lower interest rate due to general economic pressures rather than credit specific pressures. Please revise your future filings to further disaggregate your non-restructured loans by loan type and concession granted as we note disclosure on page 68 that you may either reduce the monthly payment and/or interest rate for generally about three to twelve months.

11. We note your disclosure on page 125 that interest recognized on non-covered impaired loans during the year ended December 31, 2010 was $4.5 million. Please revise your future filings to include this information in your table on page 125 disaggregated by class of financing receivable pursuant to ASC 310-10-50-15(c)(2) and ASC 310-10-55-10. Additionally, please also disclose the amount of interest income recognized using a cash-basis method, as applicable, pursuant to ASC 310-10-50-15(c)(3).

12. As a related matter, please also revise future filings to disclose the amount of interest income that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

13. We note the qualitative disclosures of your risk ratings as disclosed on page 126 but that you only provide qualitative disclosures related to your classified loans on page 127. Since you disclose that management tracks certain credit quality indicators such as the risk ratings of loans, please revise your future filings to include quantitative disclosures for all of your risk rated loans (i.e. Risk ratings 1-5) in your table on page 127. Please refer to ASC 310-10-50-29 and ASC 310-10-55-8. Please also provide us with your proposed disclosures as of March 31, 2011.

14. We note your disclosure on page 127 that you have established minimum dollar amount thresholds for loan impairment testing. Please tell us and revise future filings to explicitly disclose your policy for determining which loans are individually assessed for impairment. Refer to ASC 310-10-50-15(d).

15. Please revise future filings to disclose your policy for recognizing interest income and how cash receipts are recorded on impaired loans. Refer to ASC 310-10-50-15(b).

Note 5. Loans Receivable Covered by FDIC Loss Share, page 127

16. We note disclosure of the aging analysis of your covered loan portfolio as of December 31, 2010 on page 128. Please note that this disclosure is not required for loans acquired with deteriorated credit quality pursuant to ASC 310-10-50-5A. As a result, please either remove this disclosure from your future filings or revise to further clarify your current disclosure. Specifically, consider disclosing how these acquired loans are determined to

be current as compared to past due taken into consideration that these loans are accounted for on a pooled basis and considered to be performing, in addition to any other information necessary for a complete understanding.

Note 20. Financial Instruments, page 140

17. We note your disclosure on page 140 that your non-covered impaired loans for which appraisals of underlying collateral are obtained are considered to be Level 3 valuations as compared to your foreclosed assets held for sale for which valuations are periodically performed by management are considered to be Level 2. Please tell us and revise your future filings to further explain why there are differing levels of fair values for each of these financial assets.

You may contact John A. Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3492 with any other questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant